February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:   J.P. Morgan Mutual Fund Group (the "Trust")
                 (File Nos. 33-14196/811-05151)
                 Withdrawal of Post-Effective Amendment No. 94

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests withdrawal of Post-Effective Amendment No. 94 to the Trust's registration statement on Form N-1A. Post-Effective Amendment No. 94 was filed via EDGAR on December 17, 2004 (Accession No. 0001047469-04-037605) for the purpose of updating certain financial information and updating disclosures regarding market timing, breakpoints and certain other topics in accordance with the rules under the Investment Company Act of 1940. Since Post-Effective Amendment No. 94 was filed on December 17, 2004, shareholders of each series of the Trust included in Post-Effective Amendment No. 94 have met and each such series of the Trust has approved either a merger or shell reorganization transaction pursuant to which each of the respective series will be reorganized effective after the close of business on February 18, 2005. As a result of those transactions, the forms of prospectuses and statements of additional information included in Post-Effective Amendment No. 94 will no longer be required.

      As a result, the Trust is requesting withdrawal of Post-Effective Amendment No. 94 to the Trust's registration statement. The Trust confirms that it has not sold any shares using the forms of prospectuses included in Post-Effective Amendment No. 94.

      If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher

Avery P. Maher
Assistant Secretary
J.P. Morgan Mutual Fund Group